Exhibit 99.1

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Kamada Ltd. (the “Company”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Wednesday, December 11, 2024, at 4:00 p.m. (Israel time), for the following purposes:

(1)	To re-elect seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company.

(2)	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2024, and for such additional period until our next annual general meeting of shareholders.

In addition to considering and voting on the foregoing proposals, representatives of our management will be available at the Meeting to review and discuss with shareholders our consolidated financial statements for the year ended December 31, 2023.

Our Board of Directors recommends a vote “FOR” the re-election of each of the director nominees set forth in Proposal 1 and the other proposal described in the attached Proxy Statement.

Shareholders of record at the close of business on October 28, 2024 (the (“Record Date”), are entitled to notice of and to vote at the Meeting. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. All shareholders are cordially invited to attend the Meeting in person, but only shareholders as of the Record Date are entitled to vote at the Meeting.

If you are a shareholder of record, you can vote either by mailing in your proxy or in person by attending the Meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting. If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (“Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Such certification may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account. Shareholders who hold shares through members of the TASE may also vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

The presence (in person, by proxy or via the ISA’s electronic voting system) of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person or by proxy or via the ISA’s electronic voting system) will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve the other proposal.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, is October 28, 2024. Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the TASE’s website at http://maya.tase.co.il, and also at our offices upon prior notice and during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472), until the date of the Meeting. Our Company’s representatives are Mr. Nir Livneh, our Vice President General Counsel and Corporate Secretary and Ms. Rotem Green, our Legal Counsel (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-733-321705).

Sincerely,

/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chair of the Board of Directors

October 21, 2024

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Wednesday, December 11, 2024, at 4:00 p.m. (Israel time).

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) re-election of seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company; and (2) ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2024 and for such additional period until our next annual general meeting of shareholders. In addition to considering and voting on the foregoing proposals, representatives of our management will be available at the Meeting to review and discuss with shareholders our consolidated financial statements for the year ended December 31, 2023.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Proposal 1 and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on October 28, 2024 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. See below “How You Can Vote.”

How You Can Vote

●	Shares Traded on Nasdaq

o	Voting in Person. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

o	Voting by Proxy. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. Upon receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted in accordance with the recommendations of our Board of Directors.

●	Shares Traded on TASE

o	Voting in Person or by Proxy. Shareholders who hold shares through members of the TASE may vote in person or through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s office in Israel. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date (“Ownership Certificate”), which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Generally, a proxy (together with the Ownership Certificate) must be received at our registered office in Israel at least 48 hours prior to the designated time for the Meeting to be included in the tally of ordinary shares voted at the Meeting.

o	Voting Electronically. Shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner of shares registered in the name of a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the Record Date; (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the Record Date, to the Company’s registered office in Israel at least 48 hours prior to the designated time for the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA’s electronic voting system by no later than six hours before the time set for the Meeting.

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system), of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person, by proxy or via the ISA’s electronic voting system), will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name, sign and submit proxies for such shares (in which case they are considered present for purposes of determining the presence of a quorum at the Meeting), but do not have the discretionary authority to vote on such particular proposal. Brokers that have not received voting instructions from their customers may vote such shares, as the holders of record, on “routine” matters but not on “non-routine” matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve the other proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Solicitation of Proxies

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information as of October 15, 2024 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 57,492,308 ordinary shares outstanding as of October 15, 2024. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	22,084,287	38.41%
The Phoenix Holdings Ltd.(2)	4,138,809	7.20%
Leon Recanati(3)	3,537,886	6.15%
Directors
Lilach Asher Topilsky(4)	34,000	*
Uri Botzer(5)	7,500	*
Ishay Davidi(6)	22,118,287	38.45%
Karnit Goldwasser(7)	34,000	*
Lilach Payorski(8)	7,500	*
Leon Recanati(3)	3,537,886	6.15%
David Tsur(9)	656,929	1.14%
Prof. Benjamin Dekel(10)	4,000	*
Assaf Itshayek(11)	4,000	*
Directors and executive officers as a group (21 persons)(12)	27,181,242	47%

*	Less than 1% of our ordinary shares.

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 3 to Schedule 13D filed with the SEC on September 7, 2023. According to the Statement, (A) (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI 6 Funds”) and (ii) the 9,452,708 ordinary shares held by the FIMI 6 Funds are indirectly beneficially owned by FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI 6 Funds, and Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6; (B) (i) includes 4,911,158 shares directly owned by FIMI Opportunity 7, L.P. and 7,720,421 shares directly owned by FIMI Israel Opportunity Fund 7, Limited Partnership (together, the “FIMI 7 Funds”) and (ii) the 12,631,579 ordinary shares held by the FIMI 7 Funds are indirectly beneficially owned by FIMI 7 2016 Ltd. (“FIMI 7”), which serves as the managing general partner of the FIMI 7 Funds, and O.D.N Seven Investments Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 7; and (C) the 22,084,287 ordinary shares held by the FIMI 6 Funds and the FIMI 7 Funds are indirectly beneficially owned by Mr. Ishay Davidi. Information included in this footnote does not include 34,000 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table.

(2)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company dated October 6, 2024, reporting its holdings as of September 30, 2024.

(3)	Mr. Recanati (i) directly holds 631,145 ordinary shares and (ii) beneficially owns 1,511,406 ordinary shares through Gov and 1,346,335 ordinary shares through Insight, both of which are wholly owned by Mr. Recanati. In addition, includes options to purchase 49,000 ordinary shares directly held by Mr. Recanati that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.30 (or $5.93) per share, which expire between June 20, 2025 and June 22, 2029. Does not include 22,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(4)	Subject to options to purchase 34,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 22.71 (or $6.04) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 22,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(5)	Subject to options to purchase 7,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 17.35 (or $4.61) per share, which expire on June 22, 2029. Does not include 22,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(6)	Includes (i) 22,084,287 shares indirectly beneficially owned through the FIMI 6 Funds and FIMI 7 Funds. and (ii) 34,000 ordinary shares subject to options held directly held by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.71 (or $6.04) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 22,500 ordinary shares subject to unvested options held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table.

(7)	Subject to options to purchase 34,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.71 (or $6.04) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 22,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(8)	Subject to options to purchase 7,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $5.15) per share, which expire on June 22, 2029. Does not include 22,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(9)	Mr. David Tsur directly holds 607,929 ordinary shares. In addition, includes options to purchase 49,000 ordinary shares directly held by Mr. Tsur that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.30 (or $5.93) per share, which expire between June 20, 2025 and June 22, 2029. Does not include 22,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(10)	Subject to options to purchase 4,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.71 (or $5.24) per share, which expire on March 7, 2030. Does not include 12,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(11)	Subject to options to purchase 4,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.71 (or $5.24) per share, which expire on March 7, 2030. Does not include 12,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(12)	Includes 26,290,242 ordinary shares held by the company’s executive officers. In addition, includes options to purchase 891,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.54 (or $5.46) per share, which expire between December 27, 2024 and March 7, 2030. For certain information regarding the directors’ beneficial ownership, See footnotes (1)-(11).

Board Diversity Matrix

The table below provides certain information with respect to the diversity of our Board of Directors as of the date hereof.

Country of Principal Executive Offices	Israel
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	6	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Compensation of Executive Officers

For information regarding compensation paid to our directors and officers with respect to 2023, including compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Israel Companies Law) for the year ended December 31, 2023, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Compensation of Covered Executives” of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 6, 2024 (which we refer to as our “2023 Form 20-F”). Item 6.C of our 2023 Form 20-F (“Board Practices”) contains additional information regarding our Board of Directors, its committees and our corporate governance practices. We encourage you to review those portions of our 2023 Form 20-F.

PROPOSAL 1
RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Under our articles of association, the number of directors on our Board of Directors shall be no less than five and no more than 11. Our Board of Directors is currently comprised of nine directors: Mrs. Lilach Asher Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati and Mr. David Tsur, all of whom were elected to serve in such capacity at our 2023 annual general meeting of shareholders, and Prof. Benjamin Dekel and Mr. Assaf Itshayek, who were elected to serve as external directors, within the meaning of the Companies Law, each for a three year term, at our extraordinary general meeting of shareholders held on August 29, 2023. Each of our directors (other than our external directors) generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier, or a director is removed from office pursuant to the Israeli Companies Law).

Each of our currently serving directors (excluding our external directors) is standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified, subject to our articles of association and applicable law. Our Board of Directors has affirmatively determined that each of Mrs. Lilach Asher Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati, Mr. David Tsur, Prof. Benjamin Dekel and Mr. Assaf Itshayek is an “independent director” as defined under the Nasdaq Listing Rules. Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of nine members, all of whom satisfy the independence requirements of the Nasdaq Listing Rules.

In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of the Company, taking into consideration our Company’s size and special needs.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Lilach Asher Topilsky has served as a member of our Board of Directors since December 2019, as the Chair of our Board of Directors since August 2020 and serves as a member of our Strategy Committee (as the Chair of the Strategy Committee since November 2023). Mrs. Asher Topilsky previously served as a member of our Compensation Committee from August 2020 until August 2023. Mrs. Asher Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Mrs. Asher Topilsky currently serves as the chairman of Rimoni Industries Ltd. (TASE), SOS Ltd. Elyakim Ben Ari Group Ltd. and Amal and beyond Ltd. and as a director at Amiad Water Systems Ltd. (AIM), Ashot Ashkelon Industries Ltd. (TASE) and Tel Aviv University. Prior to joining FIMI, Mrs. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 -2019. Mrs. Asher Topilsky also served as the Chairman of Mercantile Bank from 2014-2016. Before that, Mrs. Asher Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009-2013) and Head of Strategy & Planning Division (2007-2009). Previously, Mrs. Asher Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997-1998) and at Shaldor Strategy Consulting (Israel 1995-1996). Mrs. Asher Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997), and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Uri Botzer has served as a member of our Board of Directors since December 2022. Mr. Botzer has been a Junior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2019. Prior to joining FIMI, Mr. Botzer served as a lawyer at FISCHER (FBC & Co.). Mr. Botzer holds a B.A. degree in Business Administration and a LL.B. (Bachelor of Law), Cum Laude, from Reichman University, Herzliya.

Ishay Davidi has served on our Board of Directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Polyram Plastic Industries Ltd (TASE) and Ashot Ashkelon Industries Ltd. (TASE). Mr. Davidi also serves as a director of Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), PCB Technologies Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., GreenStream Ltd., Amiad Water Systems Ltd (AIM), Rimoni Industries Ltd. (TASE), Elyakim Ben-Ari Group Ltd. and Amal and Beyond Ltd. Mr. Davidi previously served as the Chairman of the Board of Directors of Infinya Ltd. (TASE), Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of G1 Security Systems Ltd. (TASE), Gilat Satellite Networks Ltd. (NASDAQ and TASE), Pharm Up Ltd (TASE), Ham-Let Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993, Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

Karnit Goldwasser has served on our Board of Directors since December 2019. Ms. Goldwasser served as a member of our Audit Committee and Compensation Committee from January 2020 until August 2023. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Delek San Recycling Ltd. (since December 2016). Ms. Goldwasser previously served as a director at ELA Recycling Corporation (2015-September 2021), Orian DB Schenker (2017-2020) and at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010-2016), and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013-2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, a M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion – Israel Institute of Technology, and a M.A. degree in Public Policy and Administration from the Lauder School of Government, Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Lilach Payorski has served on our Board of Directors since December 2021 and has served as a member of our Audit Committee since such time (as the Chair of our Audit Committee from December 2021 until October 2023). Ms. Payorski served as the Group Chief Financial Officer of Delta Galil Industries (TASE: DELG) from May 2024 until October 2024. Prior to that, Ms. Payorski served as the Chief Financial Officer of Tyto Care Ltd. from November 2022 until March 2023. Prior to that, Ms. Payorski served as the Chief Financial Officer of Stratasys Ltd (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. From December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chairman of the audit committee of ODDITY Ltd. (NASDAQ: ODD) and served as the chairman of the audit committee of Scodix Ltd. (TASE: SCDX) from October 2021 to October 2024. Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Leon Recanati has served on our Board of Directors since May 2005, as the Chairman of our Board of Directors from March 2013 to August 2020. Mr. Recanati served as the Chairman of our Compensation Committee from February 2019 until September 2023. Mr. Recanati currently serves as the Chairman of MadaTech, National Museum of Science Technology and Space in memory of Daniel and Mathilde Recanati. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Ofil Ltd. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation Ltd., Clal Industries Ltd., Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

David Tsur has served on our Board of Directors since our inception and serves as a member of our Strategy Committee. Mr. Tsur served as the Active Deputy Chairman on a half-time basis from July 2015 until December 31, 2019. Prior to that, Mr. Tsur served as our Chief Executive Officer from our inception until July 2015. Mr. Tsur currently serves as the Chairman of the Board of Directors of Kanabo Ltd. (LSE) and as a director of BioHarvest Sciences Inc. (CSE). Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a B.A. degree in Economics and International Relations and an M.B.A. degree in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the Nasdaq Listing Rules, we follow Israeli law and practice rather than the Nasdaq requirement for independent director oversight over our director nominations process. In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders. Our Board of Directors reviewed the qualifications and suitability of each of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global biopharmaceutical and financial experience. Accordingly, our Board of Directors approved the nomination of each of the director nominees.

Under a shareholders’ agreement entered into on March 6, 2013, Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar Chemicals Inc., TUTEUR S.A.C.I.F.I.A (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”),  on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, the director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable from time to time by us under the Second and Third Addendums to the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000. In addition, if elected at the Meeting, the director nominees shall continue to benefit from indemnification and exculpation agreements previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time.

Proposal

The shareholders are being asked to re-elect the seven directors named above to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company. Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the re-election of each nominee for director named above.

PROPOSAL 2
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 2 on the Proxy Card)

Background

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2024 and for such additional period until our next annual general meeting of shareholders, pursuant to the approval and recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

The following table sets forth the aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	Year Ended December 31,
	2023	2022
Audit Fees(1)	$430,000	$365,000
Tax Fees(2)	111,243	186,445
All Other Fees(3)	8,041	-
Total	$549,284	$551,445

(1)	“Audit fees” are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	“Tax fees” are for services rendered by our auditors in 2023 and 2022 for compliance with tax regulation.

(3)	“Other fees” are for environmental, social and governance related services rendered by our auditors in 2023.

Proposal

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders, be and hereby is ratified and approved.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the year ended December 31, 2023. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2023, which form part of our 2023 Form 20-F, are available under the “Investor & Media” portion of our website at www.kamada.com or via the SEC’s website at www.sec.gov or the website of the ISA at www.magna.isa.gov.il. Shareholders may receive a hard copy of the 2023 Form 20-F containing the consolidated financial statements free of charge upon request. None of the audited consolidated financial statements, the 2023 Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these obligations by filing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il, the TASE’s website at http://maya.tase.co.il and under the “Investor & Media” portion of our website at www.kamada.com. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors,

/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chair of the Board of Directors

Date: October 21, 2024